Yijia Group Corp.

30 N Gould St., Suite 22545

Sheridan, WY 82801

October 14, 2021

Cara Wirth

Office of Trade & Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re:

Yijia Group Corp.

Registration Statement on Form S-1

File No. 333-259600

Ladies and Gentlemen:

On behalf of Yijia Group Corp. (the “Company”), in accordance with Rule 460 and 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 2:00 P.M. Eastern Time on Monday, October 18, 2021, or as soon thereafter as is practicable.

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

YIJIA GROUP CORP.

By:  /s/ Barry Sytner

       Barry Sytner, Chief Executive Officer